EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net income applicable to common stock	$11,280	$9,037	$20,979	$17,950

Average number of common shares outstanding	12,763	12,587	12,720	12,570

Net income per share - Basic	$0.88	$0.72	$1.65	$1.43

Average number of common shares outstanding	12,763	12,587	12,720	12,570
Add: Assumed exercise of stock options and vesting of stock grants	90	60	95	101

Common and common equivalent shares outstanding	12,853	12,647	12,815	12,671

Net income per share - Diluted	$0.88	$0.71	$1.64	$1.42